KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

January 18, 2012

VIA EDGAR

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Jennifer Thompson
Accounting Branch Chief

Re:	Jarden Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed on February 24, 2011
Commission File No. 001-13665

Dear Ms. Thompson:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, the following supplemental information and responses to the Commission’s letter of comment dated December 16, 2011 (the “Staff Letter”). In connection therewith, set forth on Exhibit A hereto are the responses of Jarden Corporation (the “Company”) to the Staff Letter, which have been listed in the order of the comments from the Staff Letter. We also hereby submit on Exhibit B hereto the acknowledgment of the Company as required by the Staff Letter.

Please feel free to contact Robert L. Lawrence at (212) 519-5103 or the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

Enclosures

cc:	John E. Capps, Esq. (Jarden Corporation)

Exhibit A

Responses of Jarden Corporation to the

Commission Staff Comment Letter dated December 16, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.	We note several instances in your discussion, including in the analysis of the changes in your net sales (including segment revenues), costs of sales, selling, general and administrative expenses (SG&A) and other line items, where the factors you have quantified as contributing to the changes result in a quantified explanation of an amount which is substantially less than the total amount of the change. As examples only and not as an all inclusive list:

•

the factors you have quantified as contributing to the $870 million increase in your net sales for 2010 result in a quantified explanation of approximately $497 million or 57 percent of the change; and,

•	your explanation of the $248 million increase in SG&A costs for 2010 quantifies only $76.8 million or 31 percent of the total increase.

Please revise future filings to explain and quantify to the greatest extent practicable, the significant factors that contributed to changes in line items in your financial statements. Please ensure that in future filings you provide a robust analysis, including quantification, of the significant factors that contribute to changes in line items on your financial statements and in your discussions of segment operating results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please show us what these revisions will look like.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that to the extent it is practicable the Company will in future filings quantify significant factors that contribute to material financial statement fluctuations in accordance with Item 303(a)(3) of Regulation S-K.

Further, the Company is supplementally providing below an indicative draft explanation of the factors contributing to changes in net sales as an example of what the enhanced disclosure for 2011 may look like. Please note that the Company has not yet drafted the actual disclosure for 2011 and will continue to consider the appropriate format for its disclosure and, accordingly, the presentation could change in the actual filing.

“Net sales for 2011 increased $XX million, or XX%, to $XX billion versus the same period in the prior year. Acquisitions provided net sales growth of approximately XX%. Increased sales on a currency neutral basis represented an increase of XX% in net sales, primarily due to increased sell-through in certain product categories and expanded product offerings. Favorable foreign currency translation accounted for an approximately XX% increase in net sales. Increases in net sales were partially offset by weakness in certain product categories, primarily related to unfavorable weather conditions.

Net sales in the Outdoor Solutions segment increased $XX million, or XX%. Increased sales of apparel, camping, team sports and winter sports products provided an increase of approximately XX% in net sales, largely related to expanded air bed product offerings, increased point of sale and earthquake-related sales. Favorable foreign currency translation accounted for an increase of approximately XX% in net sales.

Net sales in the Consumer Solutions segment increased $XX million, or XX%. Increased demand internationally, primarily in Latin America, accounting for an increase in net sales of approximately XX%, which is largely due to gains in distribution, partially offset by declines domestically of approximately XX%, primarily related to weakness in certain appliance and personal care and wellness categories.

Net sales in the Branded Consumables segment increased $XX million, or XX%. Acquisitions accounted for an approximately XX% increase in net sales. Increased sales on a currency neutral basis provided an increase in net sales of approximately XX%, in part due to increases in certain categories in the safety and security businesses, partially offset by softness in firelog and playing card sales, as well as softness in food preservation sales, which were negatively affected by unfavorable weather conditions. Favorable foreign currency translation increased net sales by approximately XX%.

Net sales in the Process Solutions segment increased XX% on a year-over-year basis primarily due to an increase in coinage sales.”

Significant Accounting Policies and Critical Estimates, page 54

Goodwill and Indefinite-Lived Intangibles, page 55

2.	Please refer to the third bullet point of comment 4 in our letter dated May 13, 2010 and your response to that comment dated May 25, 2010. You previously indicated that if any significant assumptions involved in testing goodwill and other intangible assets had changed from prior periods resulting in a material change to the fair value of a reporting unit or an intangible asset, you would disclose this fact, or if there were no changes, you would make a disclosure to that effect. Please tell us where you have made this disclosure.

The Company notes the Staff’s comment and, in response to this comment, advises the Staff that there were no changes from the prior year in any significant assumptions involved in testing goodwill and other intangible assets that resulted in a material change to the fair value of a reporting unit or an intangible asset. The Company further advises the Staff that in future filings the Company will incorporate in its Significant Accounting Policies and Critical Estimates under the “Goodwill and Indefinite-Lived Intangibles” section, a disclosure, to the extent applicable, stating the following:

“There were no changes from the prior year in any significant assumptions involved in testing goodwill and other intangible assets that resulted in a material change to the fair value of a reporting unit or an intangible asset.”

Report of Independent Registered Public Accounting Firm, page 60

3.	Please amend your filing to include an auditor’s report which includes the name or identity of the independent accounting firm who issued the report and includes a conformed signature. Refer to Rules 202(a) of Regulation S-X and 302(a) of Regulation S-T.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that concurrently with this letter it has filed an amended Form 10-K/A that contains the identity of its independent accounting firm with its conformed signature.

Financial Statements, Page 62

Note 1. Business and Significant Accounting Policies, page 67

Basis of Presentation, page 67

4.	We refer to your comment 7 in our letter dated May 13, 2010 and your response dated May 25, 2010. We noted you continue to disclose, in the third paragraph under this heading, information regarding the evaluation of subsequent events. We remind you that in accordance with ASU 2010-09, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that in future filings the Company will remove the reference that subsequent events have been evaluated through the date of the filing of the financial statements.

Note 3. Acquisitions, page 75

5.	Please tell us and revise future filings to disclose the amounts of revenue and earnings of acquired entities which are included in your consolidated financial statement of operations for the periods. Please also provide the supplemental pro forma information showing the revenue and earnings of the combined entity for the current and prior reporting periods as though the acquisition dates for all business combinations that occurred in each year had been as of the beginning of that year. Please refer to ASC 805-10-50-2.h.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that the revenues and earnings included in the Company’s results of operations for 2010 from the acquisitions during 2010 were as follows:

	(in $ millions)
Business	2010 Revenues	Operating Income/(loss)
Mapa Spontex	$539.0	$30.9
Aero	$27.7	$2.4
Quickie	$4.7	$—

To the extent required in accordance with ASC 805-10-50-2.h, the Company will include this information in future filings for acquired entities that are included in its consolidated financial statement of operations and are material either individually or in the aggregate.

The Company also advises the Staff that it does not believe ASC 805-10-50-2 requires supplemental pro forma information to be provided in future filings for the above acquisitions because:

(i)	the Aero and Quickie acquisitions were clearly immaterial, individually and in the aggregate, and as a result the Company concluded that disclosures specified by (e) through (h) in ASC 805-10-50-2 were not required; and

(ii)	preparing pro forma financial statements as prescribed by ASC 805-10-50-2.h for the Mapa Spontex acquisition was not practicable so it was not required under ASC 805-10-50-2.h. The Company’s acquisition of Mapa Spontex was a carve-out of the baby care and home care businesses from Total S.A., a French company whose financial statements were not prepared in accordance with U.S. generally accepted accounting principles. The Company obtained unaudited, combined financial statements for the acquired businesses which were prepared by the seller specifically for the acquisition. However, these businesses were combined and re-aligned in the year preceding the Company’s acquisition and many of the corporate expense allocations (including, among others, rent, insurance, depreciation, pension, and IT and other administrative costs) maintained at the consolidated parent level could not be identified or quantified at a reliable level for financial reporting purposes. There were shared facilities and services provided by the parent to both Mapa Spontex’s baby care and home care businesses, and these costs were not historically pushed down to the individual businesses nor were they available from the seller following the Company’s acquisition. It was not clear which of the corporate expense allocations had been pushed down and included in the financial statements specifically prepared for the acquisition. As such, financial reporting for the current and prior period would not be comparable, and the Company believes it would be impracticable to prepare such financial reporting for prior periods in a manner appropriate for public financial reporting purposes.

The Company supplementally confirms to the Staff that in any future filings where pro forma financial statements would otherwise be required by ASC 805-10-50-2 but are not provided because it would not be practicable to do so, the Company will, in accordance with ASC 805-10-50-2, provide a statement to that effect.

Note 9. Debt, page 80

6.	We note certain of your debt appears to include restrictions on the transfer of assets and payment of dividends. As previously requested in comment 9 in our letter dated May 13, 2010 and agreed in your response dated May 25, 2010, please revise to disclose the amounts of restricted net assets as required by Rule 4-08(e) of Regulation S-X.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that it does not believe any further disclosures for restricted net assets are required pursuant to Rule 4-08(e) of Regulation S-X because the restricted net assets of consolidated and unconsolidated subsidiaries and the Company’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together do not exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Note 13. Stockholders’ Equity and Share-Based Awards, page 92

7.	We note the disclosure you added on page 92 under the caption “Other stock option data (in millions)” for options outstanding and exercisable. Please tell us if this disclosure is intended to present the aggregate intrinsic value of fully vested shares options and options expected to vest, as this is unclear for your current disclosure. If so, please revise future filings to clarify this matter. If not please revise to provide this information as required by ASC 718-10-50-2.e.

The Company notes the Staff’s comment and, in response to this comment, the Company advises the Staff that this disclosure is intended to represent the aggregate intrinsic value of fully vested share options and options expected to vest, and that the Company will revise future disclosures to clarify the presentation.

Exhibit B

Jarden Corporation Acknowledgement

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JARDEN CORPORATION

/s/ Ian G.H. Ashken
Ian G.H. Ashken
Vice Chairman and Chief Financial Officer